Contact

www.linkedin.com/in/moderndayleader (LinkedIn)
viewer.zmags.com/publication/cc1486aa (Other)
viewer.zmags.com/publication/cc1486aa (Other)

Top Skills

Life Insurance
Fixed Annuities
Insurance

WithCo Josh

Founder WithCo Cocktails | Encouraging Entrepreneurship | #cpg #startups #vulnerability #entrepreneurship #beverage

Nashville Metropolitan Area

Summary

Founder and CEO of WithCo Cocktails.
WithCo is a premium cocktail mix using fresh juices, real botanicals, and no preservatives. Our product is batched and bottled in Nashville and sold online, in liquor stores, stadiums, venues, grocery, and behind bars and restaurants across the United States and Canada. Over 1500% growth in 2 years while growing our national distribution channels in the On and Off Premise sector.

Real Estate Investor and Beverage CEO with a wide range of experience in start up to medium size business. Skilled in Sales, Marketing, Culture, and Leadership.

Passion Projects : PeopleAreBrave.com
CocktailsAndCommunity.com SimpleHouseRealEstate.com

Experience

WithCo Cocktails

Owner
June 2016 - Present (6 years 9 months)
Nashville, Tn

Cocktail mixes that raise the bar, WithCo is made with fresh ingredients, is served with spirit or soda, and is meant to be enjoyed with good company.

Online | In Stores | Behind Bars
www.WithCoCocktails.com

People Are Brave

Founder
October 2016 - Present (6 years 5 months)
Nashville

A COMMUNITY fueled by courage and vulnerability, one story at a time. Share yours...

Our vision is to create the bravest place on earth by celebrating community that is fueled by belonging, acceptance and love. We believe that there is beauty in every story and freedom is found through sharing yours. Shame and fear has been allowed to paralyze lives for long enough and we are here to celebrate life's every messy detail by simply being vulnerable. Life is challenging but strength can be found by banding together and knowing that you're not alone on your journey. Welcome to your safe place, where your voice is valued and celebrated...the bravest place on earth.

www.PeopleAreBrave.com

Education

Franklin Classical School

Humanities · (2005 - 2008)

Franklin Classical School